Exhibit 99.50

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 21

HudBay to host conference call for first quarter 2009 results

Toronto, Ontario, April 29, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) will host a conference call with Peter R. Jones, chief executive officer, Michael D. Winship, president and chief operating officer, and David S. Bryson, senior vice president and chief financial officer, to discuss the company’s first quarter 2009 results on Wednesday, May 6, 2009.

First Quarter 2009 Results Conference Call and Webcast:

Date:	Wednesday, May 6, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3431 or 800-814-4862
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21305161#

HudBay plans to issue a news release containing the first quarter 2009 results on Tuesday, May 5, 2009 after market close, and post it on the company’s website. The conference call replay will be available until midnight (Eastern Time) on May 20, 2009. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

www.hudbayminerals.com